ASX RELEASE | April 30, 2019 | ASX:PLL; NASDAQ:PLL

MARCH 2019 QUARTERLY REPORT

Piedmont Lithium Limited (ASX: PLL; NASDAQ: PLL) (“Piedmont” or “Company”) is pleased to present its March 2019 quarterly report.
Highlights during and subsequent to the quarter were:
•
Continued the 25,000-meter Phase 4 drill program, with three drill rigs active on the Core property, where a total of 69 holes have been completed to-date. An additional 15 holes have been completed on the Central property, including the Project’s best hole to date: 43.2m @ 1.73% Li2O.

•
Increased overall land position of the Project by 52% to 2,105 acres. The Company’s Core property now comprises 1,004 acres, representing an 86% increase from the Core property land position underlying the maiden Mineral Resource estimate.

•
Completed an initial Mineral Resource estimate for the Central property, located approximately one mile south of the Core property, increasing the Project’s total Mineral Resources to 19.0 million tonnes (“Mt”) at 1.15% Li2O.

•
Submitted key permit applications for the Project, including a Section 404 Standard Individual Permit application to the US Army Corps of Engineers (“USACE”) and a Section 401 Individual Water Quality Certification to the North Carolina Division of Water Resources (“NCDWR”).

•
Commenced the next level of metallurgical test work, including the evaluation of Dense Medium Separation (“DMS”) technology. Preliminary DMS results indicate the potential to include DMS circuitry in the Piedmont concentrator’s design.

•
Commenced engineering work for a planned updated Scoping Study to integrate updated Mineral Resources, latest metallurgical testwork, flowsheet optimization and updated costs. Engineering work is proceeding at a Pre-Feasibility Study (“PFS”) level.

•	Engaged in numerous preliminary off-take, financing and strategic conversations, including companies from the lithium, mining, chemicals, battery, automotive and private equity sectors.
Next steps:
•	Phase 4 drill program results will provide the basis for an updated Mineral Resource estimate scheduled for June, which is expected to extend the mine life for the Project.
•	Complete metallurgical studies, including evaluating the potential for a DMS before the flotation circuit, to further enhance operating costs in the concentrator.
•	Complete an updated Scoping Study based on updated Mineral Resources, latest metallurgical testwork, flowsheet optimization and updated costs.
•	Complete permit applications and secure the necessary permits and approvals to commence mining and processing operations at the Project; and
•	Continue expansion of the Company’s land position in the Carolina Tin-Spodumene Belt (“TSB”) with a focus on areas of high mineral prospectivity.
For further information, contact:
Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: keith@piedmontlithium.com	E: taso@piedmontlithium.com

Project Overview
Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project located within the TSB and along trend to the Hallman Beam and Kings Mountain mines, which historically provided most of the western world’s lithium between the 1950s and the 1980s.  The TSB has been described as one of the largest lithium regions in the world and is located approximately 25 miles west of Charlotte, North Carolina.

Lincolnton
N
USA
Piedmont Lithium Project
Core Property
Mineral Resource
16.2 Mt @ 1.12% Li_2O
Central Property
Hallman-Beam Mine
CSX railroad
Sunnyside Property
321
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
85
FMC, Bessemer City Lithium Processing Facility
Kings Mountain Mine
Albemarle, Kings Mountain Lithium Processing Facility
Proposed Piedmont Lithium Chemical Plant Site
Norfolk Southern railroad
Piedmont Lithium project
Former lithium mine
Carolina Tin-Spodumene Belt
Shear Zone/Tectonic Boundary
Major highway
Railway
City
10 km

Figure 1: Piedmont Lithium Project located within the TSB
In September 2018 the Company published a Scoping Study for an integrated lithium hydroxide business based on a maiden Mineral Resource estimate of 16.2 million tonnes (“Mt”) grading at 1.12% Li2O which featured a 13-year project life, NPV8 of US$888 million, a US$3,112 per tonne lithium hydroxide operating cost, and a US$193 per tonne spodumene concentrate operating cost.

US$193
per tonne

Concentrate cash cost
(net of by-product credits)

US$443mm
(A$610mm)

After-tax NPV$_8$

US$85mm
(A$117mm)

EBITDA
(steady-state)

68%

IRR

19.0Mt
@ **1.15%** Li_2O

Mineral resource estimate

170,000 tpy
@ **6.0%** Li_2O

Spodumene concentrate
(steady state)

99,000 tpy
quartz production

125,000 tpy
feldspar production

15,500 tpy
mica production

13
year

Project life

Phase 4 Drilling Program
To date, 84 holes have been completed totaling 14,149 meters as part of the Company’s 25,000-meter Phase 4 drill program at the Project. Table 1 below outlines the details for the Phase 4 program.
Table 1: Phase 4 Drill Program Details
Property	Holes Completed	Meters Completed	Holes - Reported	Holes – Assays Pending
Core	69	11,808	19	50
Central	15	2,341	15	0
Total	84	14,149	34	50

Piedmont Lithium Project
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
Kings Mountain Mine
N
Core Property
Mineral Resource
16.2 Mt @ 1.12% Li_2O
G Corridor
S Corridor
F Corridor
B Corridor
Central Property
Mineral Resource
2.8 Mt @ 1.34% Li_2O
Piedmont boundary
Central indicated resource
Central inferred resource
Core resource
Resource constraining shell
Exploration target
Potential mineralized trend
Drillholes
500 m

Figure 2:  Core and Central Properties with resources, exploration targets, and mineralized trends
At the Central Property two sub parallel northeast trending spodumene bearing pegmatite dikes have been defined by drilling.  The western dike is defined by 11 drill holes for a strike length of 370 meters and to a depth of 170 meters.  This dike dips steeply to the southeast and remains open in all directions.

The eastern dike has been intersected by 5 drill holes, traced for 220 meters along strike and is nearly vertical in its orientation.  The dike is high grade and has produced some of Piedmont’s best drill results to date including 43.2 meters @ 1.73% Li2O.  This dike also remains open in all directions.
Three drill rigs are currently active on the Core Property with the principal aim of significantly expanding the 13-year project life reported in the Company’s Scoping Study announced in September 2018.  Further updates to the Project’s existing Mineral Resource of 16.2 Mt @ 1.12% Li2O are expected in June.
The Core Property drill results continue to identify additional moderately southeast dipping dikes and have locally confirmed a series of nearly horizontal dikes.  Some of the best mineralization occurs in these horizontal dikes.
Expanded Land Position
During the quarter, the Company increased its exploration land position to 2,105 acres. The Company’s Core Property now comprises 1,004 acres, representing an 86% increase from the Core land position underlying the maiden Mineral Resource estimate.
The new land additions were achieved via a combination of option agreements and deferred purchase contracts, making effective use of the Company’s funds to maximize exploration opportunities.

Initial Options 415 acres	2017 903 acres	2018 1,383 acres	Current 2,105 acres
Figure 3.  Land map showing the newly acquired properties
Since commencement of the Piedmont Lithium Project in 2016 the Company has made steady progress towards establishing a large contiguous land package within the historic Carolina Tin-Spodumene Belt.

Submission of Permit Applications
During the quarter, the Company submitted a Section 404 Standard Individual Permit application to the US Army Corps of Engineers for the Project.  The USACE is the lead agency that will review the Company’s permit applications at the federal level.  The public comment period for these permit applications concluded and the Company received written comments from USACE.  The Company will respond to these comments by May 31, 2019.
The Company also concurrently submitted an application for a Section 401 Individual Water Quality Certification to the North Carolina Division of Water Resources.  The Section 404 and 401 permits are typical requirements for the type of operation proposed by Piedmont Lithium.  HDR Engineering’s Charlotte Office acted as lead consultant in the preparation of both applications.
These important applications were completed and submitted in accordance with the Company’s previously announced estimated permitting timeline (refer to updated Scoping Study announced September 13, 2018), allowing Piedmont to maintain its overall project development schedule.
Metallurgical Testwork Ongoing
During the quarter, the Company commenced a PFS-level metallurgical testwork program at SGS Canada’s facilities in Lakefield, Ontario.  The testwork will be completed using composite and variability samples collected from drill cores produced during the Company’s Phase 2 and Phase 3 drill campaigns.
The planned testwork program builds on the success of the Company’s 2018 bench-scale testwork which previously demonstrated spodumene concentrate grades of 6.0-6.5% Li2O with low iron content of 0.66-0.76% Fe2O3.
New tests will include evaluation of Dense Medium Separation technology’s potential to function as a pre-concentration step to production of high-quality spodumene concentrate.  Locked cycle flotation tests will also be performed on composite and variable samples to verify prior testwork and estimate spodumene recoveries.
The results of the testwork program will be used to further optimize the process flow diagram during the next phases of technical study of the Company’s planned spodumene concentrator.  Test results will also be used to design a pilot testwork program planned for the second half of 2019.  Additional by-product testing is also planned in the second half of 2019.
Technical Studies Underway
Marshall Miller has started mine design, sitewide civil design, and waste rock stockpile planning for the Project to support permit activities, Scoping Study update, and future Definitive Feasibility Study.  These studies are expected to continue throughout 2019 with a planned completion by the end of 2019. Primero Group has commenced design engineering to a PFS-level of accuracy and is scheduled to complete a Scoping Study update in July 2019.  The Scoping Study update will integrate updated Mineral Resources, latest metallurgical testwork, flowsheet optimization and updated costs.
Engineering work is proceeding at the PFS-level, but we are eliminating the interim Pre-Feasibility Study from our time-line as drilling is currently focused on resource and mine life expansion rather than the infill drilling required to declare reserves. Following our current drill campaign, we will complete additional infill drilling in advance of an anticipated year-end DFS.

Strategic Discussions Initiated
Piedmont has been engaged in numerous preliminary off-take, financing and strategic conversations over the past several months.  Interested parties are of a global nature, and include companies from the lithium, mining, chemicals, battery, automotive and private equity sectors.  Piedmont expects to appoint financial and legal advisors in the coming weeks to assist in the evaluation of strategic and financing options, but we do not plan to report on such matters until there is more clarity on the ultimate outcome.
Exploration Interests
As at March 31, 2019, the Company owns or has entered into exclusive option agreements or land acquisition agreements with local landowners, which upon exercise, allow the Company to purchase (or in some cases long-term lease) approximately 2,105 acres of surface property and the associated mineral rights from the private landowners.  During the quarter, the Company entered into exclusive option agreements and/or land acquisition agreements with local landowners for an additional approximately 722 acres of surface property and the associated mineral rights from the private landowners.

Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on the Company’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, which could cause actual results to differ materially from such statements. The Company makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The Project’s Core Property Mineral Resource of 16.2Mt @ 1.12% Li2O comprises Indicated Mineral Resources of 8.5Mt @ 1.15% Li2O and Inferred Mineral Resources of 7.7Mt @ 1.09% Li2O.  The Central Property Mineral Resource of 2.80Mt @ 1.34% Li2O comprises Indicated Mineral Resources of 1.41Mt @ 1.38% Li2O and 1.39Mt @ 1.29% Li2O.
The information contained in this presentation has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.
Competent Persons Statements
The information in this presentation that relates to Exploration Results is extracted from the Company’s ASX announcements dated March 14, 2019, February 13, 2019, October 17, 2018, August 23, 2018, July 19, 2018, June 14, 2018, June 7, 2018, May 17, 2018, May 10, 2018, April 9, 2018, 4 April 2018, 15 March 2018, 1 December 2017, 2 November 2017, 27 September 2017, 23 May 2017, 3 April 2017, and 18 October 2016 which are available to view on the Company’s website at www.piedmontlithium.com.
The information in this presentation that relates to Exploration Targets and Mineral Resources is extracted from the Company’s ASX announcements dated June 14, 2018 and April 24, 2019 which are available to view on the Company’s website at www.piedmontlithium.com.
The information in this presentation that relates to Metallurgical Testwork Results is extracted from the Company’s ASX announcements dated September 4, 2018 and July 17, 2018 which are available to view on the Company’s website at www.piedmontlithium.com.
The information in this presentation that relates to Process Design, Process Plant Capital Costs, and Process Plant Operating Costs is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com.
The information in this presentation that relates to Mining Engineering and Mine Schedule is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com.
Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.

+Rule 5.5
Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
Introduced 01/07/96  Origin Appendix 8  Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10, 01/05/13, 01/09/16

Name of entity
Piedmont Lithium Limited
ABN	Quarter ended (“current quarter”)
50 002 664 495	March 31, 2019

Consolidated statement of cash flows		Current quarter US$000	Year to date (9 months) US$000
1.	Cash flows from operating activities	-	-
1.1	Receipts from customers
1.2	Payments for	(964)	(3,572)
	(a) exploration & evaluation
	(b) development	-	-
	(c) production	-	-
	(d) staff costs	(697)	(1,901)
	(e) administration and corporate costs	(333)	(839)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	52	96
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Research and development refunds	-	-
1.8	Other (provide details if material): (a) business development & investor relations	(283)	(915)
1.9	Net cash from / (used in) operating activities	(2,225)	(7,131)

2.	Cash flows from investing activities	-	-
2.1	Payments to acquire:
	(a) property, plant and equipment
	(b) tenements (see item 10)	(437)	(1,184)
	(c) investments	-	-
	(d) other non-current assets	-	-

Consolidated statement of cash flows		Current quarter US$000	Year to date (9 months) US$000
2.2	Proceeds from the disposal of:	-	-
	(a) property, plant and equipment
	(b) tenements (see item 10)	-	-
	(c) investments	-	-
	(d) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(439)	(1,184)

3.	Cash flows from financing activities	268	8,773
3.1	Proceeds from issues of shares
3.2	Proceeds from issue of convertible notes	-	-
3.3	Proceeds from exercise of share options	-	-
3.4	Transaction costs related to issues of shares, convertible notes or options	(65)	(497)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	203	8,275

4.	Net increase / (decrease) in cash and cash equivalents for the period	9,583	7,238
4.1	Cash and cash equivalents at beginning of period
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(2,225)	(7,131)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(437)	(1,184)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	203	8,275
4.5	Effect of movement in exchange rates on cash held	5	(69)
4.6	Cash and cash equivalents at end of period	7,129	7,129

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter US$000	Previous quarter US$000
5.1	Bank balances	1,852	2,524
5.2	Call deposits	5,278	7,059
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	7,129	9,583

6.	Payments to directors of the entity and their associates	Current quarter US$000
6.1	Aggregate amount of payments to these parties included in item 1.2	(167)
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	-
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2
Payments include directors’ fees, superannuation, executive remuneration, company secretarial services and provision of a fully serviced office.

7.	Payments to related entities of the entity and their associates	Current quarter US$000
7.1	Aggregate amount of payments to these parties included in item 1.2	-
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	-
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2
Not applicable.

8.	Financing facilities available Add notes as necessary for an understanding of the position	Total facility amount at quarter end US$000	Amount drawn at quarter end US$000
8.1	Loan facilities	-	-
8.2	Credit standby arrangements	-	-
8.3	Other (please specify)	-	-
8.4
Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

Not applicable.

9.	Estimated cash outflows for next quarter	US$000
9.1	Exploration and evaluation	(1,970)
9.2	Development	-
9.3	Production	-
9.4	Staff costs	(730)
9.5	Administration and corporate costs	(275)
9.6	Other (provide details if material)	-
9.7	Total estimated cash outflows	(2,975)

10.	Changes in tenements (items 2.1(b) and 2.2(b) above)	Tenement reference and location	Nature of interest	Interest at beginning of quarter	Interest at end of quarter
10.1	Interests in mining tenements and petroleum tenements lapsed, relinquished or reduced	-	-	-	-
10.2	Interests in mining tenements and petroleum tenements acquired or increased	Piedmont Lithium Project located in North Carolina, USA	Freehold land and/or options to purchase or lease surface property and associated mineral rights from private landowners	100% (1,383 acres)	100% (2,105 acres)

Compliance statement
1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.
2	This statement gives a true and fair view of the matters disclosed.

Sign here:	............................................................	Date: April 30, 2019
(~~Director/~~Company secretary)

Print name:	Gregory Swan

Notes
1.
The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.
If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.